September 22, 2011

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Christopher F. Chase
     Staff Attorney

Re:	GreenHouse Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 File No. 000-54240

Dear Ms. Ransom:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated August 22, 2011 (the “Comment Letter”).  In response to these comments, GreenHouse Holdings, Inc. (the “Company”) has caused to be filed Amendment No. 1 on Form 10-K.  The purpose of this correspondence is to provide explanation, where necessary, of our responses.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.
Your website does not appear to include a clearly captioned hyperlink that leads directly to all of the section 16 forms that have been filed within the last 12 months with respect to your equity securities. Please revise your website accordingly. See Section II.B of Securities Release 33-8230 (May 7, 2003). Please also note that you are encouraged to provide your internet address in your filing. See Item 101 (h)(5)(iii) of Regulation S-K.

On our Home Page www.greenhouseintl.com there are 2 “investor” buttons on the right hand side that hyperlink to a page of information for our investors.  On the left hand side of that investors page the second section from the top is titled “Regulatory Info” and underneath that is a hyperlink to our “SEC Filings” at: http://ir.stockpr.com/greenhouseintl/filings

We will include our internet address in our future filings.

Item 5. Market for Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

Recent Sales of Unregistered Securities, page 17

2.
We note your disclosure in the last paragraph of this subheading on page 17 that you believe your unregistered securities transactions were exempt from registration pursuant to Section 4(2) of the Securities Act, Rule 506 of Regulation D and Regulation S. Please specifically identify the exemption(s) relied upon in each transaction, See Item 701 of Regulation S-K. Further, in light of your stated reliance on the exemption provided in Rule 506 of Regulation D, please tell us why it does not appear that you have filed a Form D with respect to any of the transactions identified on page 17.

We have revised our disclosure to provide the following, including the elimination of the references to Regulation D (however, the Company has since filed a copy of the Form D):

On February 18, 2011, the Registrant authorized the issuance of debentures in the original, principal amount of $804,598, with aggregate proceeds to the Registrant in the amount of $700,000, and warrants to purchase up to 321,839 shares of Common Stock at the exercise price of $2.50 per share which expire in five years, in connection with a Securities Purchase Agreement with certain investors.  The proceeds were used for general corporate purposes.  The transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2).  The issuances did not involve any public offering; the Registrant made no solicitation in connection with the sale other than communications with the Investor; the Registrant obtained representations from the Investor regarding their investment intent, experience and sophistication.

The Company has issued 2,654,456 shares of its common stock and warrants to purchase an additional 875,953 shares of its common stock upon consummation of a private offering of the Company’s securities that began on January 7, 2010 through December 31, 2010, with aggregate proceeds to the Registrant in the amount of $3,981,610. All of the warrants subscribed for in the offerings are exercisable at the price of $2.50 per share and expire in three years.  The proceeds were used for general corporate purposes.  The transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2).  The issuances did not involve any public offering; the Registrant made no solicitation in connection with the sale other than communications with the Investor; the Registrant obtained representations from the Investor regarding their investment intent, experience and sophistication.

In connection with the issuance of the debentures in the aggregate amount of $344,828 above, the Company issued warrants to purchase 137,931 shares of Common Stock, at the price of $2.50 per share which expire in five years.  The proceeds were used for general corporate purposes.  The transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2).  The issuances did not involve any public offering; the Registrant made no solicitation in connection with the sale other than communications with the Investor; the Registrant obtained representations from the Investor regarding their investment intent, experience and sophistication.

On September 8, 2010, the Registrant authorized the issuance of 1,118,750 shares of Common Stock in connection with the execution of an Agreement and Plan of Share Exchange with its wholly-owned subsidiary, Green House Holdings, Inc., and Life Protection, Inc., a North Carolina corporation and shareholders of Life Protection.  There were no proceeds from the issuance of such securities.  The transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2).  The issuances did not involve any public offering; the Registrant made no solicitation in connection with the sale other than communications with the Investor; the Registrant obtained representations from the Investor regarding their investment intent, experience and sophistication.

On April 8, 2010, the Registrant authorized the issuance of 606,693 shares of Common Stock and warrants to purchase an aggregate of 200,209 shares of Common Stock upon consummation of the conversion of Convertible Notes from the Registrant’s subsidiary R Squared Contracting, Inc.    The transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2).  The issuances did not involve any public offering; the Registrant made no solicitation in connection with the sale other than communications with the Investor; the Registrant obtained representations from the Investor regarding their investment intent, experience and sophistication.

On January 7, 2010, the Registrant authorized the issuance of 19,800,000 of Common Stock and options to purchase an aggregate of 784,000 shares of Common Stock in connection with the execution of an Agreement and Plan of Share Exchange with the equityholders of Green House Holdings, Inc.  There were no proceeds from the issuance of such securities.  The transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2).  The issuances did not involve any public offering; the Registrant made no solicitation in connection with the sale other than communications with the Investor; the Registrant obtained representations from the Investor regarding their investment intent, experience and sophistication.

In August through December of 2008, the Registrant issued 240,000 shares of common stock to 24 U.S. investors and 8 non-U.S. investors at $.10 per share in a private placement raising an aggregate of $24,000 cash.  The proceeds were used for general corporate purposes.  The transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2).  The issuances did not involve any public offering; the Registrant made no solicitation in connection with the sale other than communications with the Investor; the Registrant obtained representations from the Investor regarding their investment intent, experience and sophistication.

In or about June 2008, the Registrant issued 4,000,000 shares of common stock to our founder Cindy Kostoff at $0.001 per share, with aggregate proceeds to the Registrant in the amount of $4,000.  The proceeds were used for general corporate purposes.  The transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2).  The issuances did not involve any public offering; the Registrant made no solicitation in connection with the sale other than communications with the Investor; the Registrant obtained representations from the Investor regarding their investment intent, experience and sophistication.

3.
We note that several of the unregistered securities transactions listed on page 17 do not disclose the nature and aggregate amount of consideration you received in exchange for the securities issued, Please revise your disclosure pursuant to the requirements of Item 701(c) of Regulation S-K.

Please see response to Comment 2.

Item 11. Executive Compensation, page 31

Summary Compensation Table, page 31

4.
We note that you indicate in footnote (5) to your Summary Compensation Table on page 31 that several of your named executive officers, including Mr. Galt, your CEO, and Mr. Earnshaw, your President, are independent contractors. In contrast, your disclosure on page 33 states that on January 4, 2010 the Company entered into employment agreements with its executive officers, In light of this, please revise your disclosure in footnote (5) and elsewhere as appropriate to clarify this apparent inconsistency.

The employment agreements provide that Messrs. Galt, Earnshaw, Ursitti and Entin shall be responsible for their own withholding of taxes.  Therefore, on a tax basis, the Company considers each of them as an independent contractor.

Signatures

5.	We note that your executive officers and directors signed your filing on behalf of
GreenHouse Holdings, Inc" but they did not sign the filing in their individual capacities.  Please confirm that your executive officers and directors signed in their individual capacities and that you will include such signatures in all future filings, See General Instruction D of Form 10-K.

Please be advised that the executive officers and directors signed in their individual capacities.  Our Form 10-K has been revised to include such signatures.

Exhibits 31.1 and 31.2

6.
Your certifications must appear exactly as set forth in Item 601(b)(31) of Regulation S-K.  In this regard, we note that you have added the words "annual" and "consolidated" to paragraph 3, added "consolidated" to paragraph 4(b), deleted the word "and" from the end of paragraph 4(d), and replaced the word "our" with "my" in paragraph 5. Please confirm that all future certifications will appear as set forth in Item 601 (b)(31).

Our Form 10-K has been amended to properly reflect the certifications as set forth in Item 601(b)(31) of Regulation S-K.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

GreenHouse Holdings, Inc.

/S/ Justin Farry

Justin Farry, Chief Financial Officer